September 13, 2012

Via EDGAR transmission and Facsimile (202.772.9198)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jeffrey Riedler
Mail Stop 6010

Re:	Zalicus Inc.: Registration Statement on Form S-3 (File No. 333-183538)

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Zalicus Inc. (the “Registrant”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement so that it may become effective at 3:00 p.m. (Washington, DC time) on Monday, September 17, 2012 or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Arthur R. McGivern of Goodwin Procter LLP at

(617) 570-1971.

Sincerely, ZALICUS INC.

By:	/s/ Jason F. Cole
Name: Jason F. Cole Title: Executive Vice President Corporate Development, General Counsel and Secretary

cc:	Scot Foley, Esq., U.S. Securities and Exchange Commission (by facsimile to 202.772.9198)

Mark H.N. Corrigan, M.D., Zalicus Inc. (by hand)

Stuart M. Cable, Esq., Goodwin Procter LLP (by email)

Joseph L. Johnson, III, Esq., Goodwin Procter LLP (by email)

Arthur R. McGivern, Esq., Goodwin Procter LLP (by email)